Exhibit 99.1

VivoPower International PLC Reports Unaudited Financial Results For the Six Months Ended September 30, 2018

LONDON, United Kingdom, November 12, 2018 (GLOBAL NEWSWIRE) – VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), an international solar power company, today announced its results for the six months ended September 30, 2018.

Highlights

●	Total revenue for the six months ended September 30, 2018 was $18.5 million, an increase of 14.0%, as compared to $16.2 million for the six months ended September 30, 2017.

●

Revenue from the Company’s power services businesses for the six months ended September 30, 2018 was $17.4 million, an increase of 20.5% over the prior year reflecting the strong market dynamics in the industrial regions of Australia, as well as the Company’s aggressive push into new geographies within Australia and solar engineering, procurement, and construction (“EPC”) markets.

●

Gross profit attributable to power services was $2.5 million for the six months ended September 30, 2018, which represents a gross margin of 14.6%, up from 13.6% for the full year ended March 31, 2018, and 14.0% for the six months ended September 30, 2017.

●	Unrestricted cash resources increased to $3.1 million as at September 30, 2018, compared to $1.9 million as at March 31, 2018.

●	Total debt as at September 30, 2018, was $20.9 million, down from $22.3 million as at March 31, 2018.

●

On July 3, 2018, the Company successfully completed the sale of its minority equity interests in its two North Carolina solar investments, NC-31 and NC-47 (together, the “NC Projects”) for net proceeds of $11.5 million.

●

Net assets of our joint venture with Innovative Solar Systems, LLC, (“ISS Joint Venture”) of $12.9 million has been reclassified to assets held for sale as the Company aggressively pursues its strategic review, which has resulted in multiple prospective investors submitting proposals to acquire all or a portion of the joint venture.

●

Power services subsidiary, Kenshaw Electrical Pty Limited (“Kenshaw”) has significantly expanded its power services activities with one of Australia’s leading data center groups, Canberra Data Centres (“CDC”). Kenshaw’s strong track record with CDC for the supply and installation of power generators has resulted in a record volume of new contracts worth US$24.2 million. As a result of this increased business, Kenshaw has also announced the opening of a new office in Canberra to support CDC, as well other customers and emerging business opportunities in the region. The superior reliability and resilience of onsite power generators and recycled water, provided in part, by the power generators supplied by Kenshaw, and has helped CDC to become the largest provider of data storage to the Australian government.

●

Power services subsidiary, J.A. Martin Electrical Pty Limited, was successful in securing a high-visibility EPC contract for the 3.6 megawatts (“MW”) Cubbie Solar Project in Queensland, Australia, which will produce electricity to the largest irrigation property in the southern hemisphere. The project is the first phase of a longer-term plan to expand to 7.2 MW and will also include battery storage.

●

We made excellent progress with the 50 MW development portfolio of utility-scale solar projects in New South Wales, Australia, and have completed the development milestones for the first 15 MW phase, which we expect to commence construction by the end of June 2019.

●

In light of the potential sale of the ISS Joint Venture, the Company has recommitted to its strategic focus on the strong growth profile of the solar power generation market in the United States, particularly the higher margin profile of small utility and commercial and industrial (“C&I”) sectors, consistent with the Company’s current solar development activities in Australia. This shift may be accomplished through organic growth or consolidation of smaller players in the highly fractured C&I market within North America.

Conference Call Information

The Company will hold a conference call 5 p.m. EST time on Monday, November 12, 2018, to discuss the Company’s first half 2018 results and business outlook. The dial-in phone number for the live audio call is:

United Kingdom:	+44 (0)330 336 9411
United States:	+1 929 477 0402
Australia:	+61 (0)2 9193 3761

Conference Code:	5586416

A live webcast of the conference call will be available at https://edge.media-server.com/m6/p/dpwy4jet and on the investor relations section of the VivoPower website at www.vivopower.com.

A replay of the webcast will be available two hours after the conclusion of the call until November 12, 2019. The webcast replay will also be available on the VivoPower website at www.vivopower.com.

About VivoPower International PLC

VivoPower is an international solar power producer that develops, owns and operates PV solar projects in a capital efficient manner. VivoPower partners with long-term investors, suppliers and developers to accelerate the growth of its portfolio of solar projects. In addition, the Company provides critical energy infrastructure solutions to commercial and industrial customers throughout Australia.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws.  Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions.  The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.  Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact:

Julie-Anne Byrne

Investor Relations

shareholders@vivopower.com

Financial Results for the Six Months Ended September 30, 2018

The Company and its subsidiaries (the “Group”) generated revenue of $18.5 million, gross profit of $3.4 million, operating loss of $1.5 million, and net loss of $2.6 million in the first half of the current fiscal year. This compares to the same period in the prior year when the Group generated revenue of $16.2 million, gross profit of $3.8 million, operating loss of $5.3 million, and a net loss of $5.9 million.

Management analyzes our business in three reportable segments: Solar Development, Power Services, and Corporate Office. Solar Development is the development, construction, financing and operation of solar power generating plants. Power Services is represented by VivoPower’s wholly-owned Australian subsidiary, Aevitas Group Limited (“Aevitas”), whose focus is on the design, supply, installation and maintenance of power and control systems. Corporate Office is the Company’s corporate functions, including costs to maintain Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the United Kingdom. The following are the results of operations for the periods presented by reportable segment:

Six months ended September 30, 2018 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Revenue	$1,048	$17,403	$-	$18,451
Costs of sales	(221)	(14,864)	-	(15,085)
Gross profit	827	2,539	-	3,366
General and administrative expenses	(1,536)	(1,476)	(1,169)	(4,181)
Gain on sale of assets	107	(43)	-	64
Depreciation and amortization	(128)	(609)	(4)	(741)
Operating (loss)/profit	(730)	411	(1,173)	(1,492)
Restructuring costs	124	-	(361)	(237)
Finance expense – net	(217)	(626)	(880)	(1,723)
Loss before taxation	(823)	(215)	(2,414)	(3,452)
Income tax expense	719	165	(67)	817
Loss for the period	$(104)	$(50)	$(2,481)	$(2,635)

Six months ended September 30, 2017 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Revenue	$1,742	$14,438	$-	$16,180
Costs of sales	-	(12,422)	-	(12,422)
Gross profit	1,742	2,016	-	3,758
General and administrative expenses	(3,005)	(1,280)	(3,359)	(7,644)
Gain on sale of assets	-	-	-	-
Depreciation and amortization	(7)	(1,365)	(4)	(1,376)
Operating loss	(1,270)	(629)	(3,363)	(5,262)
Restructuring costs				-
Finance expense – net	(3)	(881)	(821)	(1,705)
Loss before taxation	(1,273)	(1,510)	(4,184)	(6,967)
Income tax expense	337	-	712	1,049
Loss for the period	$(936)	$(1,510)	$(3,472)	$(5,918)

Revenue

Revenue in the first half of the current fiscal year was $18.5 million, up from $16.2 million in the first half of 2017.

Solar development revenue in the current fiscal year of $1.0 million is comprised of $0.7 million from distributions from the NC Projects, prior to their sale on July 3, 2018, $0.2 million from sales of Solar Renewable Energy Certificates (“SRECs”) by VivoPower's U.S. subsidiary, VivoRex, LLC, and $0.1 million from management fees earned by VivoPower PTY Limited (“VivoPower Australia”) from owned solar assets. This compares to the $1.7 million solar development revenue earned in the same period of the prior year, which was comprised of $0.8 million from development fees on completion of the NC-47 project, $0.8 million distributions from the NC Projects, and $0.1 million from management fees earned by VivoPower Australia from owned solar assets.

Power services revenue was $17.4 million for the period, an increase of 20.5% over the $14.4 million earned in the prior year, due entirely to organic growth as the Company capitalized on the strong market tailwinds in the industrial regions of Australia, as well as the Company’s aggressive push into new geographies within Australia and solar EPC markets.

Revenue by geographic area is as follows:

(US dollars in thousands)	1st Half 2018	Year-to-Year Change	1st Half 2017
United States	$1,011	(731)	$1,742
Australia	17,440	3,002	14,438
United Kingdom		-	-
Total revenue	$18,451	2,271	$16,180

Cost of sales

Cost of sales in the first half of the current fiscal year was $15.1 million, compared to $12.4 million in the first half of the prior fiscal year.

Cost of sales in the current year was comprised of $0.2 million from SRECs purchased by VivoRex, LLC, from the NC Projects and $14.9 million from material and labor related to power services sales.

There was no cost of sales reported in any period related to solar development services as they were provided by salaried management and employees of the Company, whose costs for the year were fully expensed in general and administrative expenses and not specifically in cost of sales. As the role and function of these employees are multi-faceted and included responsibilities across a number of projects, business development activities, general management, and administrative functions, we did not distinguish between those costs which specifically relate to the performance obligations under the solar development contract and those related to other general and administrative costs.

Gross profit

We calculate gross profit as equal to revenue less cost of sales and totaled $3.4 million for the six months ended September 30, 2018, compared to $3.8 million in the prior year.

Gross profit in the current fiscal year from power services is $2.5 million, which represents a gross margin of 14.6%, up from 13.6% for the full year ended March 31, 2018, and 14.0% for the six months ended September 30, 2017.

There was no gross profit recorded on the sale of SRECs as these were sold at cost. Other solar development revenue contributed $0.7 million in gross profit during the period, as it is recorded without cost of sales as noted above. This compares to a gross margin contribution from solar development in the prior year of $1.7 million.

General and administrative expenses

General and administrative expenses consist primarily of operational expenses, including director fees, employee salaries and benefits, professional fees, insurance, travel, information technology, office and other expenses. General and administrative expenses for the first half of the current fiscal year were $4.2 million, compared to $7.6 million in the prior fiscal year, a reduction of $3.4 million, or 45.3%, year-on-year. This has been achieved through extensive cost reduction initiatives implemented with a target to reduce annual run-rated costs by a minimum of $4.6 million.

Gain on sale of assets

The total gain on sale of assets for the period was $0.1 million arising from a $0.3 million gain on sale of the NC Projects, offset by $0.2 million additional expenses arising on the sale of Amaroo solar project in Australia which completed in the prior fiscal year.

Depreciation and amortization

Depreciation and amortization charges were $0.2 million and $0.5 million, respectively in the first half of the current fiscal year, compared to $0.2 million and $1.2 million in the first half of the prior fiscal year.

Amortization costs relate to the amortization of intangible assets generated on the acquisition of VivoPower Australia and Aevitas, both acquired on December 29, 2016. Amortization has declined from the prior year as the Company completed the purchase price allocation exercise in the second half of the prior fiscal year resulting in a $3.6 million decrease in intangible assets.

Restructuring costs

Restructuring costs by nature are one-time incurrences, and therefore, we believe have no bearing on the financial performance of our business. These costs arose as a result of the strategic restructuring of our business commenced in the prior fiscal year to align our operations, personnel, and business development activities to focus on fewer areas of activity, which we believe have more potential to generate profitably and return. The costs recognized in the current period represent $0.3 million incurred to resolve certain disputes related to employee separations arising from the restructuring. This is offset by $0.1 million of net liabilities disposed of on the write-off of the Company’s four Singapore and Philippine subsidiary companies, whose activity has been terminated as a result of the restructuring and are in the process being wound-up.

Finance expense

Finance expenses were $1.7 million in the first half of the current fiscal year, compared to $1.7 million in the first half of the prior fiscal year.

Income tax expense

We are subject to income tax for the year ended March 31, 2019, at rates of 19%, 21%, and 30% in the United Kingdom, the United States, and Australia, respectively, and we use estimates in determining our provision for income taxes.

Currency translation differences recognized directly in equity

The large movement in the currency translation reserve relates to intangible assets which are denominated in Australian dollars.

Financial Position

Investments at March 31, 2018, of $14.1 million represented the Company’s investment in a 50% joint venture with an early-stage solar development company, Innovative Solar Systems, LLC, to develop a diversified portfolio of 37 utility-scale solar projects in 9 different states, representing a total electricity generating capacity of approximately 1.8 gigawatts, through an investment entity called Innovative Solar Ventures I, LLC (the “ISS Joint Venture”). As discussed more fully below, the Company has taken the strategic decision to sell its interest in the ISS Joint Venture and commenced a formal sale process in August 2018. Accordingly, the investment has been reclassified to an asset held for sale within current assets. The $14.1 million asset held for sale represents the committed development expenditure on the ISS Joint Venture which has been capitalized and accounted for under the equity accounting method. Of this amount, as at September 30, 2018, $12.9 million has been funded to the joint venture, and the remaining committed funding liability of $1.2 million has been included in current liabilities as liabilities associated with assets held for sale.

Assets held for sale as at March 31, 2018, represented the Company’s investment in the NC Projects which was sold on July 3, 2018.

Total unrestricted cash as at September 30, 2018, was $3.1 million, compared to $1.9 million at March 31, 2018. This net increase was primarily the result of the sale of the NC Projects. An additional $0.8 million of cash was restricted as security for bank guarantees to customers to secure performance obligations under power services contracts.

Trade and other receivables of $12.9 million as at September 30, 2018, have increased $5.4 million from $7.5 million at March 31, 2018. This increase is primarily the result of a $5.1 million invoice issued to a power services customer in September 2018, which was collected the following month, and the majority of which was recorded as deferred income liability based on percentage completion accounting applied to power services project revenues.

Inventory represents materials, supplies, and goods held for resale within the power services businesses. The comparative balance for March 31, 2018, was reclassified from trade and other receivables.

Trade and other payables of $13.5 million as at September 30, 2018, have decreased $0.6 million from $14.1 million at March 31, 2018, due to net creditor payments of $3.1 million and reclassification of $1.2 million of liabilities associated with assets held for sale, offset by a $3.7 million increase in deferred income.

As of September 30, 3018, the Company had $20.6 million of loans and borrowings outstanding, excluding finance leases, compared to $22.6 million at March 31, 2018, and comprised of the following:

(US dollars in thousands)	September 30 2018	March 31 2018
Current liabilities:
Debtor invoice finance facility	$2,028	$-
SolarTide, LLC, loan	-	2,000
AWN short-term loan	-	770
AWN loan – payments due next 12 months	3,465	900
	$5,493	$3,670
Non-current liabilities:
AWN loan – payments due beyond 12 months	$15,077	$18,902

In August 2018, the Company secured a $3.6 million (AU$5 million) debtor finance facility to support the growing working capital requirements of its power services businesses. The facility was secured by a fixed charge over the debtors’ book and floating charge over all other assets of J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited. As at September 30, 2018, $2.0 million was drawn on this facility.

The loan from Arowana International Limited (“AWN”), the Company’s majority shareholder, bears interest at 8.5% per annum paid monthly in advance, is repayable in equal monthly instalments of $75,000 for six months ended March 2019, with the remainder repayable in 36 equal monthly instalments thereafter, and is unsecured. Terms of the loan require that 50% of the net proceeds from sale of the majority of the ISS Joint Venture or all of any power services business be directed to loan repayment.

Cash Flow

Cash resources increased $1.2 million during the six months ended September 30, 2018, as a result of the $11.5 million sale of the NC Projects and funding of the $2.0 million debtor invoice financing, offset by debt repayments of $3.2 million, $3.1 million creditor payments, $2.5 million working capital investment, $1.7 million debt service, $1.0 million cash loss from operations, and $0.8 million restricted cash.

Business Overview

VivoPower is an international solar power producer that develops, owns and operates PV solar projects in a capital efficient manner. VivoPower partners with long-term investors, suppliers and developers to accelerate the growth of its portfolio of solar projects. In addition, the Company provides critical energy infrastructure solutions to commercial and industrial customers throughout Australia.

Over the last twelve months, VivoPower has successfully executed a strategic shift to prioritize its solar development initiatives in the United States and Australia and to grow its critical energy infrastructure business and expand into the solar engineering, procurement, and construction sectors (“EPC”) in Australia.

United States Development Joint Venture

The Company’s key priority in the United States is the continued development and sale of the projects held by Innovative Solar Ventures I, LLC, a joint venture with an affiliate of Innovative Solar Systems, LLC (“Innovative Solar”), a developer of utility-scale ground-mounted solar projects based in Asheville, North Carolina. The joint venture provides the Company with a 50% ownership in a diversified portfolio of 37 solar projects in 9 states across the United States, with a combined potential electrical generating capacity of 1.8 gigawatts (GW).

Since the formation of the joint venture, the Company, working closely with Innovative Solar, has achieved many significant project development milestones towards the goal of developing each of the 37 solar projects. Importantly, the total megawatts which have achieved an advanced development stage has increased from 913 MW on March 31, 2018 to 1,370 MW on September 30, 2018, a 50% increase. While the company is confident that all of the joint venture’s solar projects will be successfully developed in the future, there can be no assurance that any or all of the projects will continue to achieve any or all of the milestones required to be considered developed.

The following chart summarizes the projects in the joint venture and their stage of development.

	As of March 31, 2018	As of September 30, 2018
	Portfolio Size (MWdc)	Portfolio Size (MWdc)	Delta (MWdc)
Advanced Stage	913	1,370	457
Mid Stage	869	339	(530)
Early Stage[1]	93	152	59
	1,876	1,861	(15)
1. The increase in early stage projects between March and September 2018 is driven mainly by a a US project that will need to re-enter the interconnection queue (IS 370).

Furthermore, we have made excellent progress with the previously announced strategic review of the ISS Joint Venture. The response by potential investors has been robust, with multiple parties submitting proposals to acquire all or a portion of the projects in the portfolio. The Company has selected a short list of qualified parties to advance to a second phase of diligence and negotiation and expects to complete the strategic review pursuant to our FY19 priorities. Given the range of proposals, we expect to realize significant value for the portfolio relative to our investment, subject to typical contingencies which will be achieved over time.

After the strategic review of the joint venture is successfully completed, the Company will continue to focus on opportunities resulting from the high growth in deployment of solar power generation in the United States, and to seek attractive returns by developing projects and recycling capital. We are particularly focused on higher margin opportunities offered in the smaller utility scale and commercial and industrial markets, which can take advantage of technological improvements in distributed generation and viability of battery storage applications. This strategy is consistent with our success in similar markets in Australia. We have preliminarily identified several opportunities to pursue, which may include the acquisition of regional development teams that would provide growth in specific regions or sectors of the market.

Australia Solar Development

VivoPower has developed and acquired a diverse portfolio of operating solar projects in Australia, totaling 2,738 kilowatts across 81 sites in every Australian state and the Australian Capital Territory. VivoPower’s Australia projects are fully-contracted with high-quality commercial, municipal and non-profit customers under long-term power purchase agreements. Pursuant to our strategy to recycle development capital, we have partially monetized these projects, having completed the sale of the Express Power Solar Project to Diamond Energy on September 28, 2018, and the sale of Juice Capital Solar Project to Juice Capital Pty Limited on November 2, 2018. We continue to actively prepare the remaining SunConnect Solar Project for sale.

We made excellent progress with the 50 MW development portfolio of utility-scale solar projects in New South Wales and have completed the development milestones for the first 15 MW phase, which we expect to commence construction by the end of December 2018. The Company intends to focus on development activities for balance of the portfolio through our 2020 fiscal year.

Aevitas – Critical Energy Infrastructure in Australia

VivoPower, through its wholly-owned Australian subsidiary, Aevitas, provides energy and power generation solutions including design, supply, installation and maintenance of power and control systems, with an increasing focus on solar, renewable energy, and energy efficiency. Aevitas has a large and diverse customer base of commercial and industrial customers in the Hunter Valley and Newcastle regions, which is the most densely populated industrial belt in Australia, and which has amongst the most expensive power prices in the country.

Aevitas has two main subsidiaries, J.A. Martin Electrical Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”). J.A. Martin is a specialized industrial electrical engineering and power services company that has been servicing customers for more than 50 years. Kenshaw has provided power generation solutions for a broad range of industries across the entire life-cycle of electric motors, power generation, and mechanical equipment for more than 25 years.

Our key priorities for both divisions of Aevitas is to expand their core business, which is experiencing strong growth in the infrastructure sectors, and to initiate solar-oriented activities that align to their strengths and customer footprint, including active coordination with VivoPower’s Australian solar development team. We have seen excellent progress in both of these initiatives. Revenues, contract back-log, and key financial metrics for both divisions have seen strong growth. Revenues have increased from $14.4 million for the six months ended September 31, 2017, to $17.4 million for the six months ended September 30, 2018, a 20.5% increase. Customer contract backlog is sharply up, at $15.6 million as of September 30, 2018, which is at an historic high. In addition, during October 2018, Kenshaw was awarded $24.2 million of contracts to provide back-up power generation to the Canberra Data Centres (CDC), which is expected to generate revenues beginning in our 2020 fiscal year. CDC is a state of the art data center co-locator and is the largest owner and operator of data center capacity in Australia.

Both divisions are also seeing excellent progress with their expansion into the solar power generation sectors. As an example, J.A Martin was successful in securing a high-visibility EPC contract for the 3.6 MW Cubbie Solar Project in Queensland. The project will be owned by the largest cotton producer in Australia and will produce electricity to help power 40% of the energy needs during peak season for the largest irrigation property in the southern hemisphere. The project is the first phase of a longer-term plan to expand to 7.2 MW and will also include battery storage.

We also secured a critical line of credit to provide debtor financing for Aevitas, which will allow us to recycle up to AU$5 million of equity capital that would otherwise be tied up in receivables. This is a very attractive facility which allows us to better manage our growing working capital needs.

Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this press release include, but are not limited to, statements about expectations regarding revenue, expenses and other results of operations, benefits from the sale of our interest in the ISS Joint Venture, our shift in business strategy, plans to invest in new projects, our ability to attract and retain customers, the growth rates of the markets in which we compete, our liquidity and working capital requirements, our ability to develop, acquire or realize profits from solar project opportunities, our anticipated strategies for growth, our ability to anticipate market needs and develop new and enhanced solutions to meet those needs, anticipated trends and challenges in our business and in the markets in which we operate, our ability to compete in our industry and innovation by our competitors, our ability to adequately protect our intellectual property, and our plans to pursue strategic acquisitions.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this press release.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors as described in the Risk Factors section of the 20-F for the period ended March 31, 2018. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this press release relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

FINANCIAL TABLES FOLLOW

VivoPower International PLC

Consolidated Statement of Comprehensive Income/ (Loss)

(USD in thousands, except per share amounts)

(Unaudited)

	For the six months ended September 30
	2018	2017

Revenue	$18,451	$16,180
Cost of sales	(15,085)	(12,422)
Gross profit	3,366	3,758
General and administrative expenses	(4,181)	(7,644)
Gain on sale of assets	64	-
Depreciation of property, plant and equipment	(248)	(206)
Amortization of intangible assets	(493)	(1,170)
Operating loss	(1,492)	(5,262)
Restructuring costs	(237)	-
Finance income	-	13
Finance expense	(1,723)	(1,718)
Loss before income tax	(3,452)	(6,967)
Income tax expense	817	1,049
Loss for the period	(2,635)	(5,918)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity	(2,778)	1,792
Total comprehensive loss for the period	$(5,413)	$(4,126)

(Loss)/earnings per share	USD	USD
Basic	$(0.19)	$(0.44)
Diluted	$(0.19)	$(0.44)
Weighted average number of shares used in computing (loss)/earnings per share	13,557,356	13,427,571

VivoPower International PLC

Consolidated Statement of Financial Position

 (USD in thousands)

(Unaudited)

	As at
	September 30 2018	March 31 2018
ASSETS
Non-current assets
Property, plant and equipment	$1,704	$1,915
Intangible assets	33,198	36,402
Deferred tax assets	3,203	2,570
Investments	-	14,147
Total non-current assets	38,105	55,034

Current assets
Cash and cash equivalents	3,125	1,939
Restricted cash	830	-
Trade and other receivables	12,852	7,517
Inventory	583	386
Assets held for sale	14,147	11,436
Total current assets	31,537	21,278

TOTAL ASSETS	$69,642	$76,312

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	$13,543	$14,082
Liabilities associated with assets held for sale	1,193	-
Finance lease payable	175	285
Provision for income tax	254	103
Provisions – current	1,883	2,470
Loans and borrowings	5,493	3,670
Total current liabilities	22,541	20,610

Non-current liabilities
Loans and borrowings	15,077	18,092
Provisions	216	288
Deferred tax liabilities	14	26
Finance lease payable	204	293
Total non-current liabilities	15,511	18,699
Total liabilities	38,052	39,309

Equity
Share capital	163	163
Share premium	40,215	40,215
Cumulative translation reserve	(1,957)	821
Other reserves	18,383	18,383
Retained earnings/(accumulated deficit)	(25,214)	(22,579)
Total Equity	31,590	37,003

TOTAL EQUITY AND LIABILITIES	$69,642	$76,312

VivoPower International PLC

Consolidated Statement of Cash Flow

 (USD in thousands)

(Unaudited)

	For the six months ended September 30
	2018	2017

Cash flows from operating activities
Loss for the period	$(2,635)	$(5,918)
Income tax expense	(820)	(1,049)
Finance expense	1,723	1,718
Depreciation of property, plant and equipment	248	206
Amortization of intangible assets	493	1,170
Gain on sale of assets	(64)	-
Decrease/(increase) in trade and other receivables	(5,334)	10,263
Increase in inventory	(197)	-
Increase in trade and other payables	842	800
Increase in provisions	(658)	160
Net cash (used in)/from operating activities	(6,402)	7,350

Cash flows from investing activities
Proceeds on sale of investments	11,543	-
Proceeds on sale of property plant and equipment	181	-
Purchase of property plant and equipment	(225)	-
Investment in capital projects	-	(13,091)
Finance income	-	13
Net cash from/(used in) investing activities	11,499	(13,078)

Cash flows from financing activities
Financing agreements borrowings	2,028	322
Financing agreement repayments	(2,000)	-
Loans from related parties	(1,220)	79
Increase in restricted cash	(830)	-
Finance lease repayments	(166)	-
Finance expense	(1,723)	(717)
Net cash used in financing activities	(3,911)	(316)

Net increase/(decrease) in cash and cash equivalents	1,186	(6,044)
Cash and cash equivalents at the beginning of the period	1,939	10,970
Cash and cash equivalents at the end of the period	$3,125	$4,926

VivoPower International PLC

Consolidated Statement of Changes in Equity

 (USD in thousands)

(Unaudited)\

	Share Capital	Share Premium	Other Reserves	Cumulative translation reserve	Retained Earnings	Total
At April 1, 2017	163	40,215	18,329	599	5,300	64,606

Total comprehensive loss for the period	-	-	-	1,792	(5,918)	(4,126)
Other reserves	-	-	-	-	(312)	(312)
At September 30, 2017	163	40,215	18,329	2,391	(930)	60,168

Total comprehensive loss for the period	-	-	54	(1,570)	(21,649)	(23,165)
At March 31, 2018	163	40,215	18,383	821	(22,579)	37,003

Total comprehensive loss for the period	-	-	-	(2,778)	(2,635)	(5,413)
At September 30, 2018	163	40,215	18,383	(1,957)	(25,214)	31,590